

Via Mail and Facsimile(303/260-6401)

March 8, 2011

Patrick L. Avery
President and Chief Executive Officer
Prospect Global Resources Inc.
600 17th Street, Suite 2800 South
Denver, Colorado 80202

> **Re: Prospect Global Resources Inc.**
> **Form 8-K**
> **Filed February 11, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2010**
> **File No. 333-163499**

Dear Mr. Avery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, Filed February 11, 2011

Front page, page 2

1. In future filings, please revise this section to eliminate references to the safe harbors set forth in Sections 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These safe harbor provisions do not apply to statements made by penny stock issuers.

Item 1.01 Entry Into A Material Definitive Agreement, page 3

2. It appears you have entered into a merger agreement that represents a reverse merger. If true, please expand your disclosure to state such and identify the legal and accounting

acquirer in the transaction. Otherwise, please explain to us the form of your transaction.

3. Your disclosure indicates your core asset is a 50% ownership interest in 32,000 acres located in Eastern Arizona. It appears elsewhere in your document that your core asset is an investment in American West Potash LLC, and an entity known as The Karlsson Group, Inc., is the owner and contributor of the property assets. Please modify your document to better clarify your ownership interests.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

4. We note the predecessor, "Triangle Castings, Inc" had in excess of 6.7 million shares outstanding prior to the transaction with Prospect Global. We further note your disclosure that the largest shareholder agreed to cancel 5 million of the company's shares held by him in connection with the transaction. Please clarify the current status of the remaining previously issued shares.

5. We note your summary of the Agreement and Plan of Merger on page 3. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

   - The identity of the persons from whom the common shares of Prospect Global Resources Inc. were acquired and the nature of any material relationship between such persons and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer;

   - The nature and amount of consideration given or received for the all of the issued and outstanding shares of Prospect Global Resources Inc. including the number of shares of Prospect Global Resources Inc. you received, as well as all of the consideration given for such shares. In this regard, we note that the agreement and plan of merger discloses the continuance of warrants and the Prospect Global senior secured convertible note; and

   - The formula used to determine the amount of consideration.

6. In the Agreement and Plan of Merger, we note the reference to a "Prospect Global Merkin Note". Please revise your filing to provide the disclosure required under Item 2.03 of Form 8-K, or tell us why this disclosure is not required.

7. Please revise to discuss whether you required board and shareholder approval to enter into the Agreement and Plan of Merger and how you obtained such approval.

8. Please revise to provide the information required by Industry Guide 7 or tell us why you are not required to do so.

9. Please revise to provide the information required by Item 102 of Regulation S-K.

10. Please revise to provide the information required by Items 101(h)(4)(ix) and (xi) of Regulation S-K. In this regard, we note the disclosure in the second risk factor on page 7 and in the second risk factor on page 10.

Overview of Our Business, page 3

11. Please revise to disclose that you have had no revenue and you have incurred losses since inception.

12. Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity.

General, page 3

13. Please revise your disclosure to explain your business in plain English. In this regard, we note that the description uses industry jargon that is not clearly understandable from context. For example, we note the phrases "demand pull characteristics", "long term global demand strength", "supply push manufacturing" and "global arbitrage opportunities".

Our Business Strategy, page 4

14. Please significantly revise this section to clearly explain your operations to date and how you intend your business to operate and generate revenue. Please also disclose whether or not you have taken any steps to acquire any other companies or assets.

15. We note that the description of your business here and throughout your Form 8-K indicates that you "will" implement your business plan. Please revise to clearly differentiate between activities you have implemented or are in the process of implementing and those that will be done at a future time. Please also clearly disclose the timing with respect to implementing the various parts of your business plan.

16. Please revise the first paragraph to explain in greater detail your strategy of investing in natural resource companies and properties that have a relatively "low basis". Please also explain in greater detail the strategy described in the fourth bullet point of the first paragraph.

17. We note the statement in the second paragraph that you believe the property has "significant potash reserves and potential for large-scale production continuing over several decades." Please explain the basis for this statement.

18. Please explain the basis for the statement in the first sentence of the third paragraph regarding the consumption of potash in the United States.

Our Operating Strategy, page 4

19. We note disclosure on page 3 that old Prospect Global became your wholly-owned subsidiary on the closing date. We also note disclosure on page 4 that your principal business is conducted through your investment in American West Potash LLC. Please revise to describe your corporate structure. Please also describe the business conducted through each of these structures.

20. We note disclosure of the Karlsson Group and American West Potash LLC. Please describe these entities in greater detail including their ownership and disclose any relationship between any of your officers and directors and any of their affiliates with these entities.

21. We note disclosure that the Karlsson Group has contributed to American West Potash "leasehold positions consisting of approximately 32,000 gross acres." Please revise to describe this term. Please also clarify whether the Karlsson Group is the sole owner of the 32,000 acres in the Holbrook Basin.

22. We note disclosure that "Pursuant to the operating agreement, we invested $2.2 million in January 2011 and an additional $7.8 million within 90 days of delivery of an N1 43-101 compliant mineral resource estimate report." Please revise to describe in greater detail whether you paid the $2.2 million in January 2011, the form of your $2.2 million investment (was the investment in the form of stock, note or cash) and how you intend to fund the remainder of your obligations pursuant to the operating agreement. Please also disclose the party that received the investment.

23. Please explain what you mean by "We also intend to prepare an Industry Guide 7."

Risk Factors, page 6

24. Please disclose in a separate risk factor, listed first, that you have incurred losses to date.

25. Given the current stage of your business plan, it does not appear that the following risk factors are material to your company: the last risk factor on page 8 and the second risk factor on page 9. Please advise or revise accordingly.

Our Limited History Makes an Evaluation of Us and Our Future Difficult . . ., page 6

26. We note disclosure that you have had no "significant" operations. Please revise to disclose, if true, that you have not yet commenced operations.

Management's Discussion and Analysis or Plan of Operation, page 14

Plan of Operation, page 14

27. Please revise to provide a materially complete description of how you and your joint venture, American West Potash, intend to implement the business plan over the next twelve months. In providing this disclosure, you should describe the day-to-day operations of your company and American West Potash.

Liquidity and Capital Resources, page 14

28. Please revise to provide a materially complete description of your indebtedness.

29. We note the statement in the first paragraph that management intends to raise additional funds. Please revise to provide the timing for raising these funds and an estimate of the amount.

Directors and Executive Officers, page 16

30. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Swiller and Avery should serve as a director. Please refer to Item 401(e) of Regulation S-K.

31. Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K and paragraph (e)(4) of Item 407 of Regulation S-K. See Item 6 of the Form 10 Instructions.

32. Please revise to provide the information required by Item 407(a) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 17

33. Please revise to provide the disclosure in this section for the past 10 years. Refer to Item 401(f) of Regulation S-K.

Director Compensation, page 18

34. Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Director Compensation Table in Item 402(r) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 18

35. We note your disclosure which indicates in June 2010, old Prospect Global entered into a management services agreement with Buffalo Management LLC. It appears from your audited financial statements that this agreement precedes your inception date of August 17, 2010. Please explain how old Prospect Global was able to enter into this agreement

prior to its existence.

36. Please revise to disclose the amount of the ownership interest of Buffalo Management that is owned by each of Patrick Avery, Dr. Barry Munitz and Quincy Prelude LLC.

37. We note disclosure on page 18 that you have a consulting agreement with Patrick Avery, your Director, President, CEO, Treasurer and Secretary. Please file this agreement and include the agreement in your exhibit index. Please see Item 601(b)(10)(iii) of Regulation S-K.

38. We note the terms of the agreements with Patrick Avery and Buffalo Management LLC. Please revise to disclose the services that each Patrick Avery and Buffalo Management LLC has provided to the company to date.

Description of Securities, page 19

39. Please revise to provide a materially complete description of the senior secured convertible promissory note, including all ancillary agreements. In this regard, we note exhibits 4.2, 10.10, 10.11, 10.12 and 10.13.

Market Price and Dividends on Registrant's Common Equity . . ., page 19

40. Please revise to provide information for each quarterly period within the two most recent fiscal years pursuant to Item 201(a)(iii) of Regulation S-K. For each quarter in which there is no trading, please indicate that in your responsive disclosure.

Item 5.01 Changes in Control of Registrant, page 26

41. Please revise to include the information required by section (a)(3-7) of the Item 5.02 Form 8-K instructions

Exhibits, page 29

42. Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which they may be found.

43. Please revise to identify exhibits 10.8 and 10.9 in accordance with the requirements of Item 601(b)(3) of Regulation S-K.

Financial Statements

General

44. It appears the successor company (Prospect Global) has a September 30th year end. It
   further appears that Prospect Global is the accounting acquirer in the merger transaction.
   As such, please explain why the company has not filed a Form 10-Q for the fiscal quarter
   ended December 31, 2010. Please refer to the guidance in ASC 805-40-45 for
   presentation of consolidated financial statements following a reverse merger and also
   Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

Independent Auditors Report

45. We note you have sustained a substantial loss in your limited operating history and you
   disclose in Note 1 of your financial statements, that your ability to continue as a going
   concern is dependent upon obtaining additional financing and the successful exploration
   and development of mineral resources. We further note you have substantial short term
   funding obligations in order to retain your ownership interest in American West Potash
   LLC. Please have your auditors furnish to us, a copy of their analysis in support of their
   conclusion for not issuing the company an audit opinion that contains a going concern
   paragraph.

Note 5 – Related Party Transactions, page 6

46. We note you have issued a warrant to Buffalo Management LLC. Please tell us and
   expand your accounting policies to explain how you have accounted for this warrant.

Note 6 – Stock Based Compensation, page 7

47. We note you have determined that various stock grants were deemed to have nominal
   value and that you valued them at $.001 per share. Please tell us how you arrived at this
   value determination including the methodology used to assess the fair value of your stock
   grants. Please refer to ASC 718-10-30 for guidance.

Note 7 – Subsequent Events

Common Stock Issuance, page 8

48. We note several convertible notes were converted subsequent to year end at a conversion
   price of $3 per share. We further note you have issued shares to Buffalo Management
   LLC and other parties on both January 19, 2011 and February 4, 2011 that appear to have
   been valued at $.62 and $.19 per share. Please tell us how you determined the value of
   the shares issued to these parties and whether you expect to recognize additional
   compensation expense associated with these share transactions.

Pro Forma

Basis of Presentation, page 1

49. It appears you are presenting multiple events and transactions including an asset acquisition and a debt issuance transaction in your pro forma. Please refer to Rule 11-02(b)(6) and explain why you have included these adjustments. The additional transactions you present appear to be unrelated to the merger transaction. Please modify your presentation to include only those adjustments that are directly attributable to your merger transaction.

Pro Forma Statement of Operations, page 3

50. Please explain why you have presented combined data for Prospect and Triangle. As it appears you have entered into a reverse merger transaction, it would further appear that the historical financial information for Triangle is irrelevant. Please refer to ASC 805-40-45 for guidance on accounting for reverse merger transactions.

For 10-K for the Fiscal Year Ended December 31, 2010

Signatures, page 13

51. In future filings, please also include the signature of your controller or principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director